82-51

03 JUN 18 AM 7:21

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

SUPPL

# CORPORATE - SECRETARIAL - FACSIMILE



To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

03022850

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: June 18, 2003 Time: 8:55 MDT

Number of Pages (including Cover) 4

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

Re: News Release

Please see the attached news release scheduled to cross the Canada News this morning. Imperial Oil will make their announcement first and TransCanada will follow with this release. Please advise if you wish to know the exact timing of the release.

**"TransCanada Advises of Mackenzie Gas Project Announcement"**

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 6/20



TransCanada

*In business to deliver*

# NewsRelease

## TransCanada Advises of Mackenzie Gas Project Announcement

CALGARY, Alberta – June 18, 2003– (TSX: TRP) (NYSE: TRP) – TransCanada Corporation and TransCanada PipeLines Limited advise all interested parties that Imperial Oil Resources, on behalf of the Mackenzie Gas Project proponents, has issued a news release outlining the involvement of TransCanada in the Mackenzie Valley Project. The news release and accompanying backgrounder can be viewed on Imperial Oil's Web site at http://www.imperialoil.ca/. A copy of the news release is also attached.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. Including the recently announced Bécancour power plant, TransCanada owns, controls or is constructing more than 4,500 megawatts of power – an equal amount of power can meet the needs of about 4.5 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

### FORWARD LOOKING INFORMATION

*Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.*

– 30 –

Media Inquiries: Kurt Kadatz (403) 920-7877

Investor & Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

*Note: Imperial Oil Resources news release attached.*

Imperial Oil Resources
237 - 4th Avenue S.W.
Calgary, AB T2P 0H6

# News Release

**Funding Agreements Reached & Preliminary Information Package to be Submitted, Mackenzie Delta Producer Group Confirms**

Calgary, Alberta, June 18, 2003 – Imperial Oil Resources, on behalf of the Mackenzie Gas Project proponents, announced today that funding and participation agreements between the Producers, the Aboriginal Pipeline Group (APG) and TransCanada PipeLines Limited have been reached and the Preliminary Information Package (PIP) for the Mackenzie Gas Project is being submitted to relevant regulatory authorities.

The Mackenzie Gas Project is being proposed by Imperial, ConocoPhillips Canada, Shell Canada Limited, ExxonMobil Canada (the Producers) and the APG. The APG was formed in 2000 to represent the ownership interest of the Aboriginal peoples [illegible] Territories in the proposed Mackenzie Valley Pipeline.

The filing of the PIP is a key step in the process leading to the submission of applications for the development of the fields and pipeline facilities for the approximately $5-billion (Cdn.) Mackenzie Gas Project. The Mackenzie Gas Project proponents are prepared to advance work to support filing regulatory applications in 2004. With regulatory and right-of-way approvals, followed by a potential decision to construct, gas production in excess of 800 million cubic feet a day could begin before the end of the decade. The specific timing will be dependent on the support and cooperation of all parties -- regulatory authorities, landowners and governments.

"This is a very significant step forward for the Mackenzie Gas Project. The commercial agreements reached are a win for all parties and conclude a lengthy, but constructive process," said K.C. Williams, president and chief executive officer, Imperial Oil Resources, on behalf of the proponents. "These agreements enable the APG to become a full participant in the Mackenzie Valley Pipeline, and allow the project proponents to move forward with submitting the PIP and advancing other work required to support preparation and filing of regulatory applications."

APG chair Fred Carmichael said, "I am excited to report to the aboriginal community of the Northwest Territories that we have established the framework for an unprecedented partnership between the aboriginal population and industry." The terms of the agreements strengthen the position of the Aboriginal peoples of the North in the proposed Mackenzie Valley natural gas pipeline, he said. "These agreements address APG financing, enhance the rights of the APG as defined in the 2001 Memorandum of Understanding and chart a course for the project to move forward in a way that will create real and lasting benefits for the people of the North."

"TransCanada is pleased to bring its broad pipeline expertise and resources to support advancement of the Mackenzie Valley pipeline," said TransCanada chief executive officer Hal Kvisle. "Natural gas from northern Canada will help meet anticipated increases in demand and will help keep our existing pipeline facilities full, which is good for both shippers and users of natural gas."

Terms of the agreements signed by the parties include the following:

- TransCanada has agreed to lend funds to the APG for its share of project definition phase costs. This funding, expected to be approximately $80 million (Cdn.), is required by the APG to participate in the project definition phase of the Mackenzie Valley Pipeline. This loan will be paid out from APG's share of pipeline revenues.
- The Producers have agreed to potentially reduce their ownership share of the pipeline by five percent of anchor capacity, by providing TransCanada an option to obtain this interest at the decision to construct in consideration for TransCanada funding the APG's project definition phase costs.
- If any of the producer group companies sells, or reduces, its ownership interest in the pipeline, TransCanada will have the opportunity to acquire 50 percent of any such opportunities, with the APG and other owners sharing in the opportunity to obtain the remaining 50 percent.
- If firm shipping commitments above anchor field capacity or future expansions to the pipeline are required, the APG will be entitled to first increase its interest up to 1/3 (for 10 years after start-up). Once this level of APG participation is reached, the APG, TransCanada and other owners will each have the opportunity to obtain a 1/3 interest in additional expansions.
- The APG may also use the TransCanada project definition phase funds to support project financing of its share of construction costs. In addition, the Producers and APG have reached agreement on terms of an arrangement, which the APG can access if necessary, at their option, whereby the Producers will assist the APG in securing funding for its participation in the pipeline following the decision to construct. Before regulatory applications are filed, the Producers and the APG will finalize a mutually acceptable agreement reflecting these terms. The level of construction funding required by the APG before start-up will be tied to firm shipping commitments.
- TransCanada agrees to pursue extension of its Alberta pipeline system to connect with a Mackenzie Valley Pipeline just south of the Alberta-Northwest Territories border.

Natural gas liquids produced as part of the Mackenzie Gas Project will connect with the existing Norman Wells liquids pipeline to Zama, Alberta.

The PIP is being submitted to the boards, committees and agencies responsible for assessing and regulating energy developments in the Northwest Territories, consistent with the June 2002 Cooperation Plan for the coordinated review process developed by the regulatory authorities. Intended to assist regulators in finalizing arrangements for a coordinated regulatory review, the PIP includes preliminary information on environmental studies, public communication and consultation, the proposed pipeline route, size and capacity ranges, and developments for the Taglu, Parsons Lake and Niglintgak fields.

The Mackenzie Gas Project involves natural gas production facilities, compression and gathering pipelines in the Mackenzie Delta area, and a pipeline system in the Mackenzie River valley. Imperial is the operator of the gas gathering and pipeline systems for the project. Imperial, ConocoPhillips and Shell will operate the three fields.

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For further information, contact:

Hart Searle
Imperial Oil Limited
403-237-2710

Megan Holsapple
Aboriginal Pipeline Group
867-678-2512

Kurt Kadatz
TransCanada
403-920-7859

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*** RX REPORT ***
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RECEPTION OK

| | |
|---|---|
| TX/RX NO | 8634 |
| CONNECTION TEL | 403 920 2467 |
| SUBADDRESS | |
| CONNECTION ID | |
| ST. TIME | 06/18 09:52 |
| USAGE T | 01'42 |
| PGS. | 4 |
| RESULT | OK |